                                                                EXHIBIT 99(a)(7)

                                STATE OF MICHIGAN

                 IN THE CIRCUIT COURT FOR THE COUNTY OF OAKLAND

                                          X

                                             CASE NO. 02-045425-cz

                                             Hon.
JOSEPH LEONE, on behalf of himself and    :
all others similarly situated,            :
                                          :
                        Plaintiff,        :
                                          :
                   vs.                    :
                                          :
TAUBMAN CENTERS, INC., ROBERT S. TAUBMAN, :
WILLIAM S. TAUBMAN, LISA A. PAYNE, GRAHAM :
T. ALLISON, PETER KARMANOS, JR., ALLAN J. :
BLOOSTEIN, JEROME A. CHAZEN and S. PARKER :
GILBERT,                                  :
                                          :
                        Defendants.       :
                                          :
                                          X

FINK, ZAUSMER & KAUFMAN, P.C.
Mark J. Zausmer (P31721)
Richard C. Kaufman (P27853)
Mischa M. Gibbons (P61783)
Attorneys for Plaintiffs
31700 Middlebelt Road, Ste. 150
Farmington Hills, MI  48334
(248) 851-4111

MILBERG WEISS BERSHAD
HYNES & LERACH, LLP
Melvyn I. Weiss
Steven G. Schulman
One Pennsylvania Plaza, 49th Floor
New York, NY  10119
(212) 594-5300

FARUQI & FARUQI, LLP
Nadeem Faruqi
320 East 39th Street
New York, NY
10016
(212) 983-9330



                             CLASS ACTION COMPLAINT

      Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 4, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

      1. Plaintiff brings this action as a class action on behalf of himself and all other stockholders of Taubman Centers, Inc. ("Taubman Centers" or the "Company") who are similarly situated, against the directors and/or senior officers of Taubman Centers to enjoin certain actions of the Individual Defendants (as defined herein) which will, unless enjoined by the Court, thwart a favorable takeover of the Company by Simon Property Group, Inc. ("Simon Property"), which has offered to purchase the Company's shares for a substantial premium over Taubman Centers' previously unaffected stock price.

      2. As described herein, defendants have failed to adequately consider and/or pursue (including the possibility of negotiating for higher value) Simon Property's premium offer for Taubman Centers. Rather, the director defendants are utilizing their fiduciary positions of control over Taubman Centers to thwart Simon Property and others in their legitimate attempts to acquire the Company. Such action and inaction represent an effort by the Individual Defendants to entrench themselves in office so that they may continue to receive the substantial salaries, compensation and other benefits and perquisites of their offices.

      3. The actions of the Individual Defendants constitute a breach of their fiduciary duties of loyalty and care and to respond reasonably and on an informed basis to bona fide offers for the Company.

                          PARTIES, JURISDICTION & VENUE

      4. Plaintiff Joseph Leone is, and at all relevant times has been, the owner of common stock of defendant Taubman Centers.


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      5. Defendant Taubman Centers is a Michigan corporation with its principal executive offices located at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan. Taubman Centers owns, develops, acquires and operates regional shopping centers.

      6. Defendants Robert S. Taubman ("Robert Taubman"), William S. Taubman "William Taubman"), Lisa A. Payne ("Lisa Payne"), Peter Karmanos Jr., Graham T. Allison, S. Parker Gilbert, Allan J. Bloostein and Jerome A. Chazen comprise the Board of Directors of Taubman Centers (collectively, the "Individual Defendants"). The Individual Defendants, if not members of the Taubman family, are selected by and dominated and controlled by the Taubmans.

      7. Defendant Robert Taubman also serves as the Company's Chairman, President and Chief Executive Officer and the Chief Executive Officer and President of Taubman Realty Group Limited Partnership ("TRG"), the entity through which the Company conducts all of its operations. In 2001, Robert Taubman earned $1,244,414 in total compensation from the Company. In addition, he accrued $1,196,250 under the Company's Long-Term Performance Compensation Plan.

      8. Defendant William Taubman also serves as Executive Vice President of the Company and of TRG. William Taubman is the brother of Robert Taubman. In 2001, William Taubman earned $812,629 in bonus and salary and accrued $453,750 under the Long-Term Performance Compensation Plan.

      9. Non-party A. Alfred Taubman ("Alfred Taubman"), who is the father of Robert and William Taubman, founded the Company in 1950 and served as its Chairman until his resignation in December 2001. As described herein, Alfred Taubman and his sons, William and Robert, control over 34% of the Company's voting power and have the power to dictate almost all of the Company's decisions. Alfred Taubman was also the former Chairman of Sotheby's Holdings Inc. In December 2001, he was convicted of conspiring with a rival auction house to fix commissions charged to sellers and is currently serving time in a federal prison facility. Upon his resignation from the Company's Board, in order to keep firm control of the Company in Taubman family hands during his incarceration, holders of the Company's Series B Preferred Stock waived the nine member Taubman Centers' Board requirement, thereby temporarily reducing the number of Company directors to eight.

      10. Defendant Lisa Payne also serves as Executive Vice President and Chief Financial and Administrative Officer of the Company.

      11. By virtue of their positions as directors and/or officers of Taubman Centers and exercise of control over the business and corporate affairs of Taubman Centers, the Taubman Centers officers and directors named as defendants herein (the Individual Defendants) have and at all relevant times had the power to control and influence, and did control and influence and cause Taubman Centers to engage in the practices complained of herein. Each Individual Defendant owed and owes Taubman Centers and its common stockholders fiduciary obligations and were and are required to: (i) use their ability to control and manage Taubman Centers in a fair, just and equitable manner, (ii) act in furtherance of the best interests of Taubman Centers and its stockholders; (iii) refrain from abusing their positions of control; and (iv) not favor their own interests at the expense of Taubman Centers and its stockholders. By reason of their fiduciary relationships, these defendants owed and owe plaintiff and other members of the Class (as herein defined) the highest obligations of good faith, fair dealing, loyalty and due care.

      12. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of Taubman Centers, are breaching their fiduciary duties to the common shareholders of Taubman Centers.

      13. Each defendant herein is sued individually as a conspirator and/or aider and abettor, or, as appropriate, in his capacity as a director of the Company, and the liability of each

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arises from the fact that he or it has engaged in all or part of the unlawful acts, plans, schemes or transactions complained of herein.

      14. The Court has jurisdiction over this Complaint and the subject matter of this action because the amount in controversy exceeds $25,000 exclusive of interest, costs and fees.

      15. Venue is proper in this Court pursuant to MCL Section 600.1621.

      16. Plaintiff brings this action individually and as a class action on behalf of all stockholders of Taubman Centers (excluding from the Class the defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, pursuant to Michigan Court Rule 3.501. ( The "Class")

      17. This action is properly maintainable as a class action.

      18. The Class is so numerous that joinder of all members is impracticable. As of March 25, 2002, there were approximately 51 million shares of Taubman Centers common stock outstanding.

      19. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

            (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

            (b) whether plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

      20. The claims of plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect and assert the interests of the

Class. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

      21. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making it appropriate to render final injunctive, or corresponding declaratory relief, with respect to the Class.

      22. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this class action. Since the damages suffered by individual class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually seek redress for the wrongful conduct alleged. Management of this action as a class action poses no manageability issues.

                             SUBSTANTIVE ALLEGATIONS

A.    TAUBMAN CENTERS

      23. Taubman Centers is a Real Estate Investment Trust ("REIT") that owns, develops, acquires and operates regional shopping centers. The Company had its initial public offering in 1992. Upon completion of its IPO, Taubman Centers was installed as the managing general partner of TRG. Taubman Centers currently owns a 62% partnership interest in TRG, through which it conducts all of its operations. Currently, Taubman Centers' real estate portfolio consists of approximately 20 urban and suburban shopping centers located in nine states.

B.    IN 1998, THE TAUBMANS IMPROPERLY OBTAIN VETO POWER
      OVER ALL OF THE TAUBMAN CENTERS' MAJOR CORPORATE DECISIONS

      24. Taubman Centers' capital structure at the present time includes, inter alia, common stock and Series B Preferred Stock, which are the classes of shares outstanding. These classes of stock are sometimes collectively referred to as its "Capital Stock." The common stock and Series B Preferred Stock each entitle their holders to one vote per share on all matters, but otherwise differ with respect to their preferences, entitlements and features. The Taubmans'


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holdings of Series B Preferred Stock (coupled with their common stock)
purportedly provide them with approximately 34.6% of the voting power of the Company, or slightly in excess of one-third of the outstanding voting power.

      25. Importantly, the Company's Restated Articles of Incorporation (the "Articles of Incorporation"), filed August 11, 2000, and Restated By-laws (the "By-laws") provide that a vote of two-thirds (2/3s) of the outstanding shares of Capital Stock is required to, inter alia: (a) remove any of Taubman Centers' directors for, or without, cause (see By-laws, Section 3.08); (b) amend the Company's Articles of Incorporation (see Articles of Incorporation, Section 2(b)); or (c) take any other shareholder action (including the approval of any merger) (see By-laws, Section 1.08; Articles of Incorporation, Section 3.08). Thus, by virtue of the Taubman's Capital Stock holdings, they have attempted to confer upon themselves veto power over all of the aforementioned shareholder actions, e.g., the Company cannot obtain a 2/3s vote of the Capital Stock without the Taubman's consent on the matter.

      26. Further cementing the Taubman's voting control over major corporate decisions, so long as the Series B Preferred Stock remains outstanding, Taubman Centers shall not, without the affirmative vote or consent of the holders of a majority of the outstanding shares of Series B Preferred Stock (voting as a separate class): (a) amend, alter or repeal the provisions of the Company's Articles of Incorporation; and (b) be a party to any material transaction, including without limitation, a merger, consolidation or share exchange (see Articles of Incorporation, Section II, (j)). Additionally, the holders of Series B Preferred Stock (as a separate class) are entitled to nominate up to four individuals for election as directors of the Company.

      27. The Series B Preferred Stock, however, which was issued in late 1998 to defendant Robert Taubman and his father, Alfred Taubman, was obtained by these individuals without proper disclosure and without a necessary shareholder vote.

      28. More specifically, in September of 1998, TRG exchanged its interests in 10 shopping centers for all of the partnership units owned by two pension trusts of General Motors Corporation ("GMPT") (the "GMPT Exchange"). This significant transaction had several important effects on the Company's corporate structure. Among others, under the terms of the GMPT Exchange, the Company became obligated to issue to certain non-controlling partners of TRG (which included the Taubmans), upon subscription, one share of Series B Preferred Stock for each of the TRG units held by such person. At the time of the GMPT Exchange, Alfred Taubman owned 18.2% of the TRG units while defendant Robert Taubman owned 2.3% of that entity's units. By virtue of the GMPT Exchange, the Taubmans accumulated their purported 34.6% positions in the Capital Stock of Taubman Centers. In connection with that exchange, the Taubmans paid approximately $38,000 for their Series B Preferred Stock,

      29. The receipt of Series B Preferred Stock by Taubman family members in connection with the GMPT Exchange in or about September 1998 was surreptitiously obtained without a necessary shareholder vote and is ultra vires. Specifically, the Series B Preferred Stock was not identified in Taubman Centers' Second Amended and Restated Articles of Incorporation, effective as of August 14, 1996. The currently effective Articles of Incorporation did not become operative until August 11, 2000, and provide therein for a class of Series B Preferred Stock of the type issues to the Taubmans approximately two years before. There has never been a shareholder meeting to vote approval of the creation of the Series B Preferred Stock. The directors of Taubman Centers in 1998 could not arrogate to themselves the power to create and issue such shares without a prior two-thirds affirmative vote of the outstanding Taubman Centers shares.

      30. Notwithstanding that the Taubmans' acquisition of the Series B Preferred Stock should be deemed null and void and given no effect, the defendant directors, contrary to the governing corporate law and their fiduciary duties, deem and treat the Series B Preferred Stock of having been validly issued and include those shares in the Capital Structure for purposes of any vote. Thus, the Individual Defendants have conferred and/or purported to acquire veto power which is unlawful, preemptive and dilative of the legitimate rights of the remaining shareholders.

      31. The artifice and manipulation reflected in the issuance of the Series B Preferred Stock to the Taubmans in 1998 is highlighted by their reportedly having paid the Company only $38,000 for the stock.

      32. The Taubmans' veto power -- which is an even more absolute anti-takeover defense then the well-known "poison pill" -- has the effect of making it extraordinarily difficult, expensive and/or impossible for any potential acquirer not approved by the Taubmans to acquire Taubman Centers. As a result, the veto power has the effect of precluding successful completion of even the most attractive offer for Taubman Centers unless the Taubmans acquiesce or approve.

      33. By virtue of this self-conferred veto power, the Taubmans caused a fundamental shift of power from Taubman Centers' common shareholders to themselves. The veto power thus permits the Individual Defendants, to act as the prime negotiators of -- and, in effect, to completely preclude -- any and all acquisition offers.

      34. This fundamental shift of control of the Company's destiny from its common shareholders to the Taubmans on the part of the Taubmans and the other members of the Board results in a heightened fiduciary duty on the part of the Board to consider, in good faith, a third-party bid, and further requires the directors to pursue a third-party's bona fide interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

      35. As explained herein, the Individual Defendants are using their veto power to the detriment of the Company's shareholders. Indeed, in light of Alfred Taubman's conviction and


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
imprisonment, to comport with their fiduciary duties to the Company's shareholders, the Taubmans should have immediately relinquished their stranglehold over the Company's affairs.

C.    SIMON PROPERTY MAKES A PREMIUM BID FOR
      THE COMPANY WHICH THE TAUBMANS SUMMARILY REJECT

      36. On November 13, 2002, David Simon, the CEO of Simon Property, a publicly traded REIT based in Indianapolis, sent a letter to the Taubman Centers Board complaining that defendant Robert Taubman had summarily rejected, without any consideration whatsoever, Simon Property's offer to purchase each of the shares of Taubman Centers for $17.50 in cash. That offer, which was fully financed and was not subject to further due diligence, was 18% higher than the Company's unaffected closing stock price of $14.80 on November 12, 2002, and was higher than the price at which the common stock of Taubman Centers had ever traded. Simon Property even offered to allow the Taubmans' to retain their interests in TRG. The deal, which includes the assumption of debt, is valued at over $4 billion, at which approximately $1.7 billion would be for the outstanding stock.

      37. Mr. Simon's letter was made public by Simon Property in a press release issued over the PR News Wire. It is clear from that letter that the Taubmans, as well as the other Individual Defendants, have disregarded the interests of the Company's other shareholders and have flagrantly abused their control and veto power over key corporate decisions.

      38. The press release states as follows in relevant part:

      Dear Members of the Board of Directors:

      As you may know, we recently made a written offer to Robert S. Taubman to pay $17.50 in cash for each share of Taubman Centers, Inc. (the "Company") common stock. Our all-cash offer would deliver to all Taubman shareholders a substantial premium -- approximately 18% above yesterday's closing price and 30% above the price on the day we initially made our offer -- and it exceeds the highest price at which Taubman shares have ever traded. Our offer represents a compelling strategic and financial transaction that would produce substantial and immediate value for all of your shareholders. We can move quickly since our offer is not subject to the receipt of financing or any due diligence investigation of the Company.


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
      On several occasions, we have communicated our offer to Mr. Taubman and suggested that we have an opportunity to discuss it with the members of Taubman's board of directors. We wrote Mr. Taubman on October 16, 2002, to request a meeting to present our offer. He refused to meet. On October 22, 2002, we again wrote Mr. Taubman, this time setting forth the basic terms of our offer. Once again, he refused even to have a discussion, writing to us on October 28, 2002, that "the Company has no interest whatsoever in pursuing a sale transaction..."

      We are dismayed that Mr. Taubman continues in his refusal even to discuss our offer -- or indeed any sale transaction, particularly in light of the fact that we have expressed a willingness to be very flexible with respect to the structure of the proposed transaction. The offer is not conditioned upon any participation by the Taubman family. Instead we have agreed to accommodate any desire by the Taubman family to retain its economic interest in the Taubman Realty Group Limited Partnership, or, at their option, to participate in the transaction, and receive either cash or equivalent value for their existing partnership interests by exchanging them on a tax efficient basis for partnership interests in the Simon operating partnership.

      Since the Taubman family can choose to (1) retain its current Taubman partnership units, (2) convert into Simon partnership units, or (3) sell for cash, we can only conclude that Mr. Taubman's refusal even to discuss our offer reflects the Taubman family's desire not to permit the Company to be sold under any circumstances. While it is entirely appropriate for the Taubman family to retain the right to choose between various options with respect to the treatment of its own partnership units, it is improper for these insiders to prevent public shareholders from choosing to receive a premium for their shares.

      Mr. Taubman apparently believes the Taubman family is not accountable to the public shareholders because of the family's claimed blocking position -- via the Series B preferred stock -- which was surreptitiously issued in a "restructuring" transaction many years after the Company's initial public offering without either proper disclosure or a shareholder vote. We question both the propriety and validity of a transaction which attempts to transfer to the Taubman family control and a permanent veto over material decisions that rightfully belong to the public shareholders of Taubman -- such as an all-cash, premium offer to acquire the Company.

      The effect of the Series B preferred stock, for which the Taubman family paid a total of only $38,400.00, is to disenfranchise the public shareholders. This entrenchment device is a permanent corporate governance defect embedded in the Company's structure -- and it continues to hurt the public shareholders. Indeed, between the time the Series B shares were issued to the Taubman family in 1998 and our October 22 offer letter, the price of Taubman common shares has fallen by 4%.

      We understand that the obstacles created in the governance structure by the Taubman family, at the expense of the public shareholders, are significant. However, with the cooperation of the Board of Directors, acting as fiduciaries for the common shareholders, we believe these obstacles are surmountable. We also trust that undisclosed economic or governance burdens have not been, and will not be, imposed on Taubman in response to our offer or otherwise.

      We hope the Board will agree with us that our offer provides an excellent opportunity for Taubman shareholders to realize immediate liquidity and full value for their shares to an


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      extent not likely to be available to them in the marketplace or in any alternative transaction. At a time when good corporate governance is particularly important to investors, we seek your help in reasoning the rights of the public shareholders of Taubman.

      We prefer to complete this acquisition through a negotiated transaction. We stand ready to make a detailed presentation of our offer to the Board and to answer any questions you may have.

      39. Not surprisingly, Simon Property's proposal and plea to the Company's Board fell on deaf ears. On November 13, 2002, the Company issued a press release categorically rejecting the offer, stating that, "The Board unanimously concluded that Taubman Centers has no interest in pursuing a sale transaction and that discussions regarding such a transaction would not be productive." In no uncertain terms, the press release sends a clear message to Simon Property and other potential bidders that the Taubman family is in charge and is only looking out for the Taubmans' interests.

      40. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of Taubman Centers and put their own personal interests ahead of the interests of the Taubman Centers public shareholders and are using their control positions as officers and directors of Taubman Centers for the purpose of retaining their positions and perquisites as Board members at the expense of Taubman Centers' public shareholders.

      41. The Individual Defendants are engaged in a course of conduct which evinces their failure to: (a) seriously evaluate the benefits to the Company's shareholders of the Simon Property offer; (b) undertake an adequate evaluation of Taubman Centers' worth as a potential acquisition candidate; (c) take adequate steps to enhance Taubman Centers's value and/or attractiveness as an acquisition candidate; (d) effectively expose Taubman Centers to the marketplace in an effort to create an open auction for Taubman Centers; or (e) act independently so that the interests of public shareholders would be protected. Instead, defendants have sought to chill or block any potential offers for Taubman Centers.

      42. The Individual Defendants have improperly utilized the Company's defenses, including the Taubman's blocking position. To act consistent with their fiduciary duties, the Individual Defendants should evaluate all available alternatives, including negotiating with Simon Property and any other potential suitors, which they have failed to do.

      43. The Individual Defendants owe fundamental fiduciary obligations under the present circumstances to take all necessary and appropriate steps to explore in good faith the Simon Property proposal and obtain all material information available. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Taubman Centers' public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to act in the shareholders' best interests or, if such conflicts exist, to ensure that they will be resolved in the best interests of the Company's public stockholders.

      44. Taubman Centers represents a highly attractive acquisition candidate. Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial premium which Simon Property (or any other bona fide bidder) is prepared to pay or of the enhanced premium which further exposure of the Company to the market could provide. Defendants have denied shareholders their enjoyment of the full economic value of their investment by failing to evaluate Simon Property's proposal, offering an attractive premium, in good faith. In addition, defendants' actions will likely deter any other potential bidders from coming forward so long as the Taubman's retain their choke-hold over the Company.

      45. Taubman Centers' Board and its top management (including the Taubmans) have frustrated Simon Property's current acquisition proposal, even though such proposal would result in Taubman Centers' shareholders receiving a substantial premium over the then market-price of Taubman Centers stock. Indeed, the price of Taubman Centers' common stock has never traded above the $17.50 per share price offered by Simon Property. The Individual Defendants have engaged in these actions because they know that in the event Taubman Centers were acquired by any potential bidders, most or all of the directors of Taubman Centers and its senior management would, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving company because their services would not be necessary and they would be mere surplusage and thus an acquisition would bring an end to their power, prestige and profit. In so acting, Taubman Centers's directors and those in management allied with them have been aggrandizing their own personal positions and interests over those of Taubman Centers and its broader shareholder community to whom they owe fundamental fiduciary duties not to entrench themselves in office.

      46. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of Taubman Centers and thereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

      47. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties of due care and loyalty.

      48. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

      49. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, will continue to entrench themselves in office, and will prevent the sale of Taubman Centers at a substantial premium, all to the irreparable harm of plaintiff and the other members of the Class.

      50. Plaintiff and the Class have no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment as follows:

      A. Declaring this to be a proper class action and certifying plaintiff as class representative;

      B. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

            (i) cooperate fully with any entity or person, including Simon Property, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buy-out or takeover of the Company;

            (ii) immediately undertake an appropriate evaluation of Taubman Centers' worth as a merger or acquisition candidate;

            (iii) take all appropriate steps to effectively expose Taubman Centers to the marketplace in an effort to create an active auction of the Company;

            (iv) act independently so that the interests of the Company's public shareholders will be protected; and

            (v) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of Taubman Centers,

      C. Declaring that the Individual Defendants have violated their fiduciary duties to the Class;

      D. Enjoining defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office;

      E. Declaring the Taubman's 34.6% voting power in the Company illegal and ultra vires;

      F. Ordering the Individual Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

      G. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

      H. Granting such other and further relief as may be just and proper.


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
                                       JURY DEMAND

      Plaintiff demands a trial by jury of all issues so triable.

      DATED: November 15, 2002

                                    FINK, ZAUSMER & KAUFMAN, P.C.

                                     /s/ Mark J. Zausmer
                                    ------------------------------------------
                                    Mark J. Zausmer (P31721)
                                    Richard C. Kaufman (P27853)
                                    Mischa M. Gibbons (P61783)
                                    31700 Middlebelt Road, Ste. 150
                                    Farmington Hills, MI  48334
                                    Telephone:  248-851-4111
                                    Fax:  248-851-0100

                                    MILBERG WEISS BERSHAD
                                    HYNES & LERACH, LLP

                                    Melvyn I. Weiss
                                    Steven G. Schulman
                                    One Pennsylvania Plaza, 49th Floor
                                    New York, NY  10119
                                    Telephone:  (212 594-5300
                                    Fax:  (212) 868-1229

                                    FARUQI & FARUQI, LLP

                                    Nadeem Faruqi
                                    320 East 39th Street
                                    New York, NY  10016
                                    Telephone:  (212) 983-9330
                                    Fax:  212-983-9331

                                    ATTORNEYS FOR PLAINTIFF


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